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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

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                        TENDER OFFER STATEMENT PURSUANT
           TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                   BOLLE INC.
                           (Name of Subject Company)

                            SHADE ACQUISITION, INC.
                     (Names of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  097937 10 6
                     (CUSIP Number of Class of Securities)

                               RICHARD R. KRACUM
                                    CHAIRMAN
                     WORLDWIDE SPORTS AND RECREATION, INC.
                            C/O WIND POINT PARTNERS
                     676 NORTH MICHIGAN AVENUE, SUITE 3300
                            CHICAGO, ILLINOIS 60611
                                 (312) 255-4809
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

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                                WITH A COPY TO:

                          STEVEN V. NAPOLITANO, ESQ.
                              KATTEN MUCHIN ZAVIS
                                525 WEST MONROE
                                  SUITE 1600
                         CHICAGO, ILLINOIS 60661-3693
                                (312) 902-5200

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This Amendment amends and supplements and constitutes the final amendment to the
Tender Offer Statement on Schedule 14D-1 filed on December 2, 1999, amended by Amendment No. 1 filed on January 5, 2000 (collectively, the "Schedule 14D-1") by Shade Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc. ("Acquisition Sub"), with respect to Acquisition Sub's offer to purchase all of the outstanding Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

Item 1 is hereby amended and supplemented as follows:

     The Offer expired at 12:00 Midnight, New York City time, on Monday, February 7, 2000.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Schedule 14D-1 is hereby amended as follows:

Schedule A to the Offer to Purchase is amended to include the following text:

      NAME AND BUSINESS ADDRESS                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                   MATERIAL POSITIONS HELD WITHIN THE PAST FIVE YEARS
Daniel Dallemolle......................  Director of Purchaser since January 2000.  Mr. Dallemolle has been the
Worldwide Sports and Recreation, Inc.    Chief Operating Officer of Intermatic, Inc. since 1998.  Prior to
9200 Cody                                working at Intermatic, Inc., he worked for various subsidiaries of a predecessor
Overland Park, KS 66214                  of Newell Rubbermaid, a multi-national manufacturer and marketer of high-volume, branded, staple consumer products, from 1987 to 1998, serving as President of LeeRowan Company from 1995 to 1998, and
                                         President of Anchor Hocking Glass Company from 1992 to 1995.

Jack Hoeft.............................  Director of Purchaser since January 2000.  Mr. Hoeft is currently a
Worldwide Sports and Recreation, Inc.    member of the Supervisory Board of Random House, Inc., and sits on
9200 Cody                                the Board of Directors of IDG Books and the Keeler Tavern
Overland Park, KS 66214                  Preservation Society.  Mr. Hoeft is also a Trustee of The University of
                                         Dayton.  From 1996 to 1998, he served as Chairman and Chief
                                         Executive Officer of Bantam Doubleday Dell Publishing Group, Inc.
                                         From 1991 to 1996, he served as President and Chief Executive of
                                         Bantam Doubleday Dell Publishing Group, Inc.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

Item 5 is hereby amended and supplemented as follows:

     As soon as practicable, Purchaser (i) intends to seek to procure the making of an application to the American Stock Exchange for the Shares to be delisted from the American Stock Exchange and (ii) will take measures to cause the termination of the registration of the Shares under the Exchange Act. Purchaser will acquire the remaining Shares of the Company pursuant to the Merger.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 is hereby amended and supplemented as follows:

     At 12:00 Midnight, New York City time, on Monday, February 7, 2000, the Offer expired. Based on preliminary information provided by the Depositary, Purchaser reported that as of the expiration of the

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Offer, 6,482,777 Shares were properly tendered and not withdrawn pursuant to the
Offer. The Shares tendered include 122,406 Shares tendered pursuant to Notices of Guaranteed Delivery. Purchaser has accepted for payment 6,482,777 Shares at the purchase price of $5.25 per share in cash and will pay for all such accepted Shares promptly. As a result of the consummation of the Offer, Purchaser owns over 91% of the outstanding Shares. A copy of Purchaser's press release announcing such termination of the tender offer has been filed as Exhibit
(a)(12).

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On February 8, 2000, the Company issued a press release which is attached hereto as Exhibit (a)(12). The information set forth in the press release is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding the following Exhibit:

     Exhibit (a)(12) - Press Release, dated February 8, 2000.

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                                   SIGNATURE
     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                              Shade Acquisition, Inc.



                              By:   /s/Joseph Messner
                                    -----------------
                              Name: Joseph Messner
                              Title: President

Dated: February 8, 2000

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                                 EXHIBIT INDEX

     Except as noted below, the following exhibits have been previously filed in connection with this Schedule 14D-1.

Exhibit No.                                Description
-----------                                -----------
(a)(1)         Offer to Purchase, dated December 2, 1999.

(a)(2)         Letter of Transmittal.

(a)(3) Letter to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4) Letter to clients to be used by brokers, dealers, commercial banks, trust companies and nominees.

(a)(5)         Press Release, dated November 15, 1999.

(a)(6)         Press Release, dated November 26, 1999.

(a)(7)         Form of newspaper advertisement, dated December 2, 1999.

(a)(8)         Notice of Guaranteed Delivery.

(a)(9)         IRS Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(10)        Press Release, dated January 4, 2000.

(a)(11) Form of newspaper advertisement, dated December 2, 1999 (which replaces Exhibit (a)(7) to this Schedule 14D-1).

(a)(12)*       Press Release, dated February 8, 2000.

(b)(1) Credit Agreement dated as of August 5, 1999 by and among Purchaser and Antares Capital Corporation, as agent for the several lenders.

(b)(2)         First Amendment to Credit Agreement and Waiver, dated as of
               August 18, 1999 by and between the Purchaser and Antares Capital
               Corporation, as agent for the several lenders.

(b)(3) Subordinated Note Purchase Agreement dated as of August 5, 1999 between Purchaser and Northwestern Mutual Life Insurance Company.

(b)(4)         First Amendment to Subordinated Note Purchase Agreement dated August
               18, 1999 between Purchaser and Northwestern Mutual Life Insurance
               Company.

(c)(1)         Confidentiality Agreement, dated September 1, 1999 between the
               Company and the Purchaser.

(c)(2) Agreement and Plan of Merger, dated as of November 24, 1999, among the Company, Purchaser and Acquisition Sub.

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
(c)(3)         Tender and Voting Agreements, dated as of November 24, 1999, by and between Purchaser, Acquisition Sub and each of Martin E. Franklin and
               Ian G. H. Ashken.

(c)(4) Letter Agreement, dated as of November 24, 1999, by and between the Company, Acquisition Sub and each of Messrs. Franklin and Ashken relating to Board membership of Surviving Corporation.

(c)(5) Letter Agreement, dated as of November 24, 1999, by and among the Company, Marlin Holdings, Inc. and Wind Point Partners amending the
               Management Services Agreement.

(c)(6)         Amendment to Agreement and Plan of Merger, dated as of January 4,
               2000, by and among the Company, Purchaser and Acquisition Sub.

* Filed herewith.

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